Exhibit 1

News Release

29 January 2007

RINKER ANNOUNCES TWO FURTHER ACQUISITIONS IN
TENNESSEE AND UTAH

Rinker Group Limited (“Rinker”) today announced two acquisitions by its US subsidiary Rinker Materials - in Utah in western US and Tennessee, in the US south-east.

The Utah acquisition comprises a quarry, other aggregates assets and four concrete plants from JR & Sons Ready Mix.  It enables Rinker Materials to enter a new market in one of the fast-growing regions of Utah – in the St George area, about 120 miles (190 kilometres) north-east of Las Vegas, along the I-15 freeway corridor.

JR & Sons’ largest aggregate operation and concrete plant is located on-site to service the 5,800 lot Suncor master-planned Coral Canyon residential development at St George.  The other aggregate and concrete operations are located in smaller markets nearby.

The business will continue to be managed by members of the Robinson family, the previous owners.

Rinker Chief Executive David Clarke said the JR & Sons acquisition would be a “bolt-on” to the group’s existing Las Vegas operations.

“This will strengthen our aggregates and downstream positions in one of the fastest–growing regions of the US,” he said.

The Tennessee acquisition is Union Concrete Company, Inc. (“Union”), which operates three concrete plants around Knoxville.  Knoxville is forecast to benefit from significant growth in commercial construction over the next five years.

The Union transaction follows November’s purchase of Greenback Crushed Stone, Inc., (“Greenback”) an independent limestone quarry producer in Loudon County, Tennessee and the acquisition in October of Nally & Haydon (“N&H”), comprising three quarries and a block plant in nearby south-east Kentucky.

Mr Clarke said Union was an excellent fit with the existing business in Tennessee, and would enhance the downstream delivery network and the aggregates operations.

“Union strengthens our position as the leading concrete supplier in east Tennessee, enabling us to better serve our customers and grow with them as they expand,” he said.

Rinker Group Limited     ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067    PO Box 5697, West Chatswood NSW 1515
Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au

Both acquisitions are expected to earn above their cost of capital within the first year.

These two acquisitions, together with Greenback, N&H, and Walling Sand & Gravel in Oregon (announced last week), together add almost four million tons (3.6 million tonnes) of aggregate and 390,000 cubic yards (300,000 cubic metres) of concrete to Rinker Materials’ annual production output.

Rinker has invested around US$2 billion in more than 50 acquisitions since 1998, together with around US$1 billion in the development of new quarries and operating plants and expansion of the base business. One of the world’s top 10 construction materials groups, Rinker has operations in aggregates, cement, concrete, asphalt and concrete pipe and products.  Annual revenue is over US$5.1 billion. Rinker has over 13,000 employees in 774 sites across the US, Australia and China.  Around 80 per cent of group revenue comes from the US.

Important Legal Information

This communication has been made public by Rinker Group Limited (“Rinker”).  Investors are urged to read Rinker’s Target’s Statement and Solicitation/Recommendation Statement on Schedule 14D-9 (including each exhibit thereto), which was filed by Rinker with the U.S. Securities and Exchange Commission (the “SEC”) on November 28, 2006, and all amendments thereto, as they contain important information.  Copies of the Solicitation/Recommendation Statement (including this Target’s Statement and the other exhibits thereto) are, and other public filings made from time to time by Rinker with the SEC which are related to the offer (the “Offer”) by Cemex Australia PTY Ltd, a wholly-owned subsidiary of Cemex S.A.B. de C.V., will be, available without charge at the SEC’s website at www.sec.gov or at Rinker’s website at www.rinker.com.

This communication contains a number of forward-looking statements based on management’s current views, expectations and beliefs as of the date of this communication.  Such statements can be identified by the use of forward-looking language such as “may,” “should, “expect,” “anticipate,” “estimate,” “scheduled,” or “continue” or the negative thereof or comparable terminology.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the SEC.  Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the Offer.  None of Rinker, Rinker’s officers, any persons named in the Target’s Statement with their consent or any person involved in the preparation of the Target’s Statement makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement, except to the extent required by law.  You are cautioned not to place undue reliance on any forward-looking information.

For further information, please contact Debra Stirling on + 61 2 9412 6680 or mobile 0419 476 546 (international + 61 419 476 546)

RIN 11-07